UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 1)

Under the Securities Exchange Act of 1934

ClearOne, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

18506U104

(CUSIP Number)

E. Bryan Bagley

1470 Arlington Drive

Salt Lake City, Utah 84103

+1 (801) 450-3605

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185060100

1.	Names of Reporting Person. E. Bryan Bagley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

1

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 134,866(1)

	8.	Shared Voting Power: 926,918(2)

	9.	Sole Dispositive Power: 134,866(1)

	10.	Shared Dispositive Power: 926,918(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,061,784

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 4.4%(3)

14.	Type of Reporting Person (See Instructions): IN

(1)    Includes warrants to purchase 56,818 shares of common stock that were beneficially owned by the reporting person as of March 13, 2024.

(2)    Includes 876,918 shares of common stock held by a revocable trust of the reporting person and warrants to purchase 50,000 shares of common stock that were beneficially owned by that revocable trust as of March 13, 2024

(3)   Calculated based on 23,960,684 issued and outstanding shares of common stock as of November 7, 2023 and assuming the exercise of all 106,818 warrants described in notes (1) and (2) above.

2

CUSIP No. 185060100

Item 1.         Security and Issuer

This Amendment No. 11 (this “Amendment”) to the Statement on Schedule 13D filed on September 18, 2020 (the “Schedule 13D”) relates to the shares of common stock, par value $.001 per share (the “Common Stock”), of ClearOne, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 5225 Wiley Post Way, Suite 500, Salt Lake City, Utah 84116. Except as amended by this Amendment, there are no changes to the disclosures in the Schedule 13D.

Item 5 of the Schedule 13D is hereby amended and supplemented to read as follows:

Item 5.         Interest in Securities of the Company

(a)                             In the aggregate, as of March 14, 2024, E. Bryan Bagley beneficially owns 1,061,784 shares of the Issuer’s Common Stock, representing approximately 4.4% of such class of securities, including 134,866 shares directly beneficially owned by Mr. Bagley and 926,918 indirectly beneficially owned by Mr. Bagley through a revocable trust.  This percentage is calculated based upon the 23,960,684 issued and outstanding shares of common stock as of November 7, 2023 as reported in the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2023 and assumes the exercise of all 106,818 warrants beneficially owned by the reporting person.

(b)                              Mr. Bagley has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 134,866 shares of the Company’s common stock, including warrants to purchase 56,818 shares of the Company’s common stock, and shared power to vote or direct the vote, and shared power to dispose or to direct the disposition of, 926,918 shares of the Company’s common stock, including warrants to purchase 50,000 shares of the Company’s common stock.

(c)          Subsequent to the filing of the Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Company’s securities within the last 60 days:

•                  On March 13, 2024, Mr. Bagley’s IRA sold 21,952 shares for $2.10 per share and 32,918 shares for $2.18 per share.

•               On March 13, 2024, Mr. Bagley’s two children each sold all 5,631 shares previously beneficially owned by them at $2.17 per share and $2.19 per share, respectively.

•                On March 13, 2024, Mr. Bagley’s revocable trust sold 222,373 shares for an average price of $2.1344 per share.

•                  On March 14, 2024, Mr. Bagley’s revocable trust sold 7,700 shares for an average price of $2.01 per share.

(d)                              No person, other than Mr. Bagley and his revocable trust, has the power to direct the receipt of dividends on and the proceeds of sales on the shares of Common Stock beneficially owned by Mr. Bagley and his revocable trust, respectively.

[signature page follows]

3

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	March 18, 2024

/s/ E. Bryan Bagley
E. Bryan Bagley